Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, CA 92751

December 4, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0510

Attn: Jeffrey Gordon

Re:	Modtech Holdings, Inc. Form 8-K Item 4.01 filed November 28, 2006 File # 000-25161

Ladies and Gentlemen:

The following response addresses the comments of the staff of the Securities and Exchange Commission (the "Commission") set forth in the staff letter, dated November 29, 2006, regarding the above-referenced Form 8-K filing of Modtech Holdings, Inc. (the "Company"):

Comment 1. An amended report on Form 8-K has been filed which includes the information required by Item 304 of Regulation S-K, together with a copy of a letter from the former accountants as Exhibit 16.1 to the report which exhibit addresses the revised disclosures.

In connection with this response to the Commission's staff comment letter dated November 29, 2006, the Company acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kenneth S. Cragun Chief Financial Officer